UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CIG WIRELESS CORP.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

12551W 107

(CUSIP Number)

Jill A. Raimondi
Housatonic Partners
One Post Street, Suite 2600
San Francisco, California 94140
(415) 955-9020

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Housatonic Equity Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,073,949 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,073,949 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,073,949 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
This statement on Schedule 13D is filed by Housatonic Equity Partners IV, L.L.C. (“Partners IV”), Housatonic Equity Investors IV, L.P. (“Investors IV”) and Housatonic Equity Affiliates IV, L.P. (“Affiliates IV” and, together with Partners IV and Investors IV, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2)
Includes 7,718,143 shares of the Issuer’s common stock, par value $0.00001 per share (the “Common Stock”) held by Investors IV and 355,806 shares of Common Stock held by Affiliates IV.  Partners IV serves as the sole general partner of each of Investors IV and Affiliates IV and has voting and investment control over the securities owned by Investors IV and Affiliates IV and may be deemed to own beneficially these securities.  Partners IV owns no securities of the Issuer directly.

(3)	Calculated based on 30,699,623 shares of the Issuer’s Common Stock issued and outstanding as of August 2, 2013, based on information provided to the Reporting Persons by the Issuer.

1		NAME OF REPORTING PERSONS Housatonic Equity Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,718,143 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,718,143 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,718,143 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2)
Includes 7,718,143 shares of Common Stock held by Investors IV. Partners IV serves as the sole general partner of Investors IV and has voting and investment control over the securities owned by Investors IV and may be deemed to own beneficially these securities.  Partners IV owns no securities of the Issuer directly.

(3)	Calculated based on 30,699,623 shares of the Issuer’s Common Stock issued and outstanding as of August 2, 2013, based on information provided to the Reporting Persons by the Issuer.

1		NAME OF REPORTING PERSONS Housatonic Equity Affiliates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 355,806 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 355,806 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,806 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (3)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this statement on Schedule 13D.

(2)
Includes 355,806 shares of Common Stock held by Affiliates IV. Partners IV serves as the sole general partner of Affiliates IV and has voting and investment control over the securities owned by Affiliates IV and may be deemed to own beneficially these securities.  Partners IV owns no securities of the Issuer directly.

(3)	Calculated based on 30,699,623 shares of the Issuer’s Common Stock issued and outstanding as of August 2, 2013, based on information provided to the Reporting Persons by the Issuer.

Item 1.	Security and Issuer.

(a)           This statement on Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of CIG Wireless Corp., a Nevada corporation (the “Issuer”).

(b)           The principal executive offices of the Issuer are located at Five Concourse Parkway, Suite 3100, Atlanta, Georgia 30328.

Item 2.	Identity and Background.

(a)           The persons and entities filing this statement are Housatonic Equity Partners IV, L.L.C. (“Partners IV”), Housatonic Equity Investors IV, L.P. (“Investors IV”) and Housatonic Equity Affiliates IV, L.P. (“Affiliates IV” and, together with Partners IV and Investors IV, collectively, the “Reporting Persons”).

(b)           The address of the principal place of business of each of the Reporting Persons is One Post Street, San Francisco, California 94104.

(c)           The principal business of each of the Reporting Persons is investing.

(d)           None of the Reporting Persons nor the Listed Persons (as defined below) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor the Listed Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Partners IV is a Delaware limited liability company.  Investors IV and Affiliates IV are Delaware limited partnerships.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing directors, managers, and each other person controlling Partners IV (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction.

On August 2, 2013, the transactions contemplated by that certain Purchase and Sale Agreement (the “Purchase Agreement”), dated as of May 3, 2013, by and between the Issuer and Liberty Towers, LLC (“Liberty”) were consummated (the “Liberty Transaction”).  Pursuant to the terms of the Purchase Agreement and that certain Closing Agreement (the “Closing Agreement”), dated as of August 2, 2013, by and between the Issuer and Liberty, a portion of the consideration for the purchase by the Issuer of certain assets from Liberty consisted of the issuance of an aggregate of 8,715,000 shares of Common Stock (the “Liberty Shares”), at a price per share equal to $1.00.  At the direction of Liberty, the Liberty Shares were issued to the members of Liberty:  Investors IV, Affiliates IV, and Chesapeake Towers Development, LLC (“CTD” and, together with Investors IV and Affiliates IV, the “Liberty Members”).

In connection with the Liberty Transaction, each of Investors IV and Affiliates IV entered into a stand down agreement with the Issuer, pursuant to which each of Investors IV and Affiliates IV agreed not to, during the period commencing on August 1, 2013 and ending on December 31, 2014, unless earlier terminated pursuant to certain early termination events, directly or indirectly (i) sell or grant options for the sale of any shares of Common Stock or (ii) enter into any swap or other agreement or arrangement (other than cash settled swaps) that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock.  The stand down agreements include certain exceptions, including: (i) the sale of shares of Common Stock in any underwritten public offering of the Issuer; (ii) transactions relating to shares of Common Stock acquired in open market transactions; (iii) transfers of certain securities by gift or in connection with estate planning; (iv) transfers or distributions of securities to certain affiliates or affiliated entities, provided that such affiliates or affiliated entities shall remain subject to the terms and conditions of the stand down agreement; (v) the establishment of a trading plan pursuant to Rule 10b 5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the transfer of shares of Common Stock, subject to certain limitations, including that such plan does not require registration or reporting during the effective period of the stand down agreements; (vi) the public or private sale of shares of Common Stock to the extent permitted under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), provided that the maximum number of shares sold in any 90-day period may not exceed one percent (1%) of the total issued and outstanding shares of Common Stock; and (viii) any private sale, gift, transfer or other disposition of shares of Common Stock under Regulation S promulgated under the Securities Act.

In connection with the Liberty Transaction, each of Investors IV and Affiliates IV entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of August 1, 2013, with the Issuer pursuant to which the holders of at least one-third of the shares of Common Stock held by Investors IV and Affiliates IV (the “HP Shares”) may, after December 31, 2014, require the Issuer to file up to two (2) registration statement registering all or a portion of the HP Shares under the Securities Act, subject to certain exceptions.  The holders of at least fifteen percent (15%) of the HP Shares may also require the Issuer to file up to three (3) registration statements on Form S-3 (if the Issuer is so eligible) during any twelve (12) month period after December 31, 2014 in order to register all or a portion of the HP Shares, subject to certain exceptions.  In addition, the holders of the HP Shares have certain ‘‘piggyback’’ registration rights on registration statements filed by the Issuer.

In connection with the Liberty Transaction, Partners IV entered into a Board Observation Rights Agreement (the “Observation Agreement”), dated as of August 1, 2013, with the Issuer pursuant to which Partners IV may designate one representative to attend all meeting of the board of directors of the Issuer and to receive all materials distributed to board members with respect to such meetings, in a non-voting, observer capacity, for so long as Investors IV or Affiliates IV holds any shares of Common Stock.

In connection with the Liberty Transaction, Investors IV and Affiliates IV entered into a Rights Agreement (the “Rights Agreement”), dated as of August 1, 2013, with the Issuer, Fir Tree Capital Opportunity (LN) Master Fund, LP (“FT-LP”), Fir Tree REF III Tower LLC (“FT-LLC”, and together with FT-LP, the “Fir Tree Investors”) and CTD.  Pursuant to the Rights Agreement, the Issuer has a call right to purchase all, but not less than all, of the Liberty Shares, from January 1, 2015 through December 31, 2015. The call right purchase price would be the greater of $1.00 per share (as adjusted to reflect stock splits, stock dividends, reclassifications, or similar events), or fair market value, as defined in the Rights Agreement. If the Issuer has engaged an investment banker and consummates a sale of the Issuer within six months after the closing of the call right purchase, then the call right purchase price amount would be increased to reflect the additional amount, if any, that the Liberty Members would have received had the sale of the Issuer occurred at the closing of the call right purchase.  The Rights Agreement also provides the Liberty Members with a put right to require the Issuer to purchase all or any portion of the Liberty Shares in the event that prior to August 1, 2018, (i) the Issuer is not listed on NYSE MKT LLC, the Nasdaq Stock Market LLC (Global Select, Global and Capital Markets), New York Stock Exchange LLC or any successor exchange registered as a “National Securities Exchange” under Section 6 of the Exchange Act or the Toronto Stock Exchange, the TSX Venture Exchange, or any successor exchange in Canada; or (ii) there has not been a proposed transaction in which the Liberty Members have the opportunity to sell all of the Liberty Shares pursuant to the co-sale right described below. The put right is exercisable for a period of 30 days after August 1, 2018. The purchase price by the Issuer for any shares purchased under the put right would be the fair market value of such shares, as defined in the Rights Agreement, as of the date of exercise of the put right.  If prior to August 1, 2018 one or more of the Fir Tree Investors proposes to sell its securities of the Issuer, the Liberty Members would have the right and option to participate in such proposed transaction on a pro rata basis, subject to customary terms and conditions generally applicable to co-sale transactions.  If prior to August 1, 2018, the Issuer proposes to consummate a sale of more than fifty (50%) percent of the outstanding voting securities of the Issuer, whether by merger, consolidation, joint venture, exchange or otherwise, the Fir Tree Investors shall have a drag-along right and option to require that the Liberty Members participate in such transaction on a pro-rata basis, subject to customary terms and conditions generally applicable to drag-along transactions.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market, and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.  Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interests in Securities of the Issuer.

(a), (b), (c)                    The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 5, as applicable.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover pages to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Statement

2.
Rights Agreement, dated as of August 1, 2013, by and among CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, LP, Fir Tree REF III Tower LLC, Housatonic Equity Investors IV, L.P., Housatonic Equity Affiliates IV, L.P. and Chesapeake Towers Development, LLC (incorporated by reference to Exhibit 10.41 to Current Report on Form 8-K filed by CIG Wireless Corp. on August 7, 2013)

3.	Registration Rights Agreement, dated August 1, 2013, by and among CIG Wireless Corp., Housatonic Equity Investors IV, L.P. and Housatonic Equity Affiliates IV, L.P.

4.	Board Observation Rights Agreement, dated as of August 1, 2013, by and between CIG Wireless Corp. and Housatonic Equity Partners IV, L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 9, 2013

HOUSATONIC EQUITY PARTNERS IV, L.L.C.

By: /s/ Joseph M. Niehaus
Name: Joseph M. Niehaus
Title: Managing Director

HOUSATONIC EQUITY INVESTORS IV, L.P.

By: Housatonic Equity Partners IV, L.L.C., it general partner

By: /s/ Joseph M. Niehaus
Name: Joseph M. Niehaus
Title: Managing Director

HOUSATONIC EQUITY AFFILIATES IV, L.P.

By: Housatonic Equity Partners IV, L.L.C., it general partner

By: /s/ Joseph M. Niehaus
Name: Joseph M. Niehaus
Title: Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE 1

Managing Directors and Managers of Housatonic Equity Partners IV, L.L.C.:

William N. Thorndike, Jr.
c/o Housatonic Partners
800 Boylston Street, Suite 2220
Boston, Massachusetts 02199
Principal Occupation: Managing Director of Partners IV, which serves as the general partner of Investors IV and Affiliates IV
Citizenship: United States of America

Barry D. Reynolds
c/o Housatonic Partners
One Post Street, Suite 2600
San Francisco, California 94140
Principal Occupation: Managing Director of Partners IV, which serves as the general partner of Investors IV and Affiliates IV
Citizenship: United States of America

Joseph M. Niehaus
c/o Housatonic Partners
One Post Street, Suite 2600
San Francisco, California 94140
Principal Occupation: Managing Director of Partners IV, which serves as the general partner of Investors IV and Affiliates IV
Citizenship: United States of America

Mark G. Hilderbrand
c/o Housatonic Partners
One Post Street, Suite 2600
San Francisco, California 94140
Principal Occupation: Managing Director of Partners IV, which serves as the general partner of Investors IV and Affiliates IV
Citizenship: United States of America

Jill A. Raimondi
c/o Housatonic Partners
One Post Street, Suite 2600
San Francisco, California 94140
Principal Occupation: Manager of Partners IV, which serves as the general partner of Investors IV and Affiliates IV
Citizenship: United States of America

James L. Wilder, III
c/o Housatonic Partners
800 Boylston Street, Suite 2220
Boston, Massachusetts 02199
Principal Occupation: Manager of Partners IV, which serves as the general partner of Investors IV and Affiliates IV
Citizenship: United States of America

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Statement

2.
Rights Agreement, dated as of August 1, 2013, by and among CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, LP, Fir Tree REF III Tower LLC, Housatonic Equity Investors IV, L.P., Housatonic Equity Affiliates IV, L.P. and Chesapeake Towers Development, LLC (incorporated by reference to Exhibit 10.41 to Current Report on Form 8-K filed by CIG Wireless Corp. on August 7, 2013)

3.	Registration Rights Agreement, dated August 1, 2013, by and among CIG Wireless Corp., Housatonic Equity Investors IV, L.P. and Housatonic Equity Affiliates IV, L.P.

4.	Board Observation Rights Agreement, dated as of August 1, 2013, by and between CIG Wireless Corp. and Housatonic Equity Partners IV, L.L.C.